SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated February 26, 2026.

City of Buenos Aires, February 26, 2026

To the

Comisión Nacional de Valores

Ref: Financial Statements as of 12/31/2025

Dear Sirs:

In order to comply with the requirements of Article No. 62, of the ByMA Listing Regulations, we inform you that the Board of Directors of YPF S.A. (the “Company” or “YPF”), at its meeting held on February 26, 2026, approved the consolidated financial statements for the year ended December 31, 2025. Relevant information of such financials statements of YPF follows:

1) Net income for the year (1) (in millions of pesos)

Attributable to shareholders of the parent company	(1,087,721)
Attributable to non-controlling interest	39,449

Total net profit or loss for the year	(1,048,272)

2) Other comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	4,773,039
Attributable to non-controlling interest	69,954

Total other comprehensive income for the year	4,842,993

3) Comprehensive income (1) (in millions of pesos)

Attributable to shareholders of the parent company	3,685,318
Attributable to non-controlling interests	109,403

Total comprehensive income for the year	3,794,721

4) Detail of Shareholders’ equity as of 12/31/2025 (1) (in millions of pesos)

Shareholders’ contributions:
Capital	3,921
Adjustment to capital	6,081
Treasury shares	12
Adjustment to treasury shares	20
Share-based Benefit plans	9,323
Acquisition cost of treasury shares	(34,274)
Share trading premiums	13,707
Issuance premiums	640

Total shareholders’ contributions	(570)

Legal reserve	1,141,047
Reserve for investments	9,553,655
Reserve for purchase of treasury shares	48,146

Other comprehensive income	6,039,399
Unappropriated retained earnings and losses	(1,096,460)

Subtotal Shareholders’ equity	15,685,217

Non-controlling interests	333,766

Total Shareholders’ equity	16,018,983

(1)	Amounts in accordance with IFRS

Subsection I) 3. Proposals regarding dividends in cash and in kind, capitalized earnings, monetary adjustments and other concepts: reserves constitution

On February 26, 2026 the YPF S.A.’s Board of Directors proposed to the Shareholders’ meeting, after deduction of Ps. 51,423 million corresponding to the amounts whose distribution is restricted, the following: (i) to fully release the reserve for investments and the reserve for purchase of treasury shares; (ii) to absorb the accumulated losses in the unappropriated retained earnings and losses account up to Ps. 1,096,460 million; (iii) to allocate Ps. 38,468 million to constitute a reserve for purchase of treasury shares, in order to grant the Board of Directors the possibility to purchase the Company’s own shares at the time it deems appropriate for their allocation to the share-based benefit plans (in accordance with Articles 64 and 67 of Law No. 26,831); and (iv) to allocate Ps. 8,415,450 million to constitute a reserve for investments under the terms of Article 70, paragraph 3 of Law No. 19,550.

5) Shares owned by the parent group

As of December 31, 2025, the number of shares belonging to the controlling shareholder of the Company amounted to 200,593,289 shares, which include 200,589,525 class D shares and 3,764 class A shares.

6) Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

7) Parent shareholder of the company

Federal Government—Ministry of Economy—Secretary of Energy, with legal domicile at Hipólito Yrigoyen 250, Autonomous City of Buenos Aires.

Yours faithfully,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 26, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer